J Sainsbury plc

082-00913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

RECEIVED

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

07020845

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 19 January 2007

SUPPL

Dear Sir

J Sainsbury Announces: Notification of B Shares Redemption

Please find enclosed copies of the above announcement made to the London Stock Exchange on 19th January 2007.

Yours sincerely

pp.

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED

FEB 0 8 2007

THOMSON FINANCIAL

19 January 2007

B share scheme - redemption of B shares

The registrars have notified J Sainsbury plc of the number of B shares redeemed on 18 January 2007.

- 1,849,424 B shares (representing 0.09% of the total number of B shares issued) were redeemed on 18 January 2007.
- 27,502,070 B shares (representing 1.41% of the total number of B shares issued), remain outstanding to be redeemed on 18 July 2007.

Enquiries:

Investor Relations	**Media**
+44 (0) 20 7695 7162	+44 (0) 20 7695 6127
Lynda Ashton	Pip Wood

Notes:

1. Payments in respect of B shares redeemed yesterday have been settled through the CREST system or, for certificated holders, cheques were despatched on 18 January 2007
2. 1,943,173,266 B shares were issued on 19 July 2004.
3. The Company shall be obliged to redeem all B shares remaining in issue on 18 July 2007.

19 January 2007

B share scheme - redemption of B shares

The registrars have notified J Sainsbury plc of the number of B shares redeemed on 18 January 2007.

- 1,849,424 B shares (representing 0.09% of the total number of B shares issued) were redeemed on 18 January 2007.
- 27,502,070 B shares (representing 1.41% of the total number of B shares issued), remain outstanding to be redeemed on 18 July 2007.

Enquiries:

Investor Relations	**Media**
+44 (0) 20 7695 7162	+44 (0) 20 7695 6127
Lynda Ashton	Pip Wood

Notes:

1. Payments in respect of B shares redeemed yesterday have been settled through the CREST system or, for certificated holders, cheques were despatched on 18 January 2007
2. 1,943,173,266 B shares were issued on 19 July 2004.
3. The Company shall be obliged to redeem all B shares remaining in issue on 18 July 2007.

19 January 2007

B share scheme - redemption of B shares

The registrars have notified J Sainsbury plc of the number of B shares redeemed on 18 January 2007.

- 1,849,424 B shares (representing 0.09% of the total number of B shares issued) were redeemed on 18 January 2007.
- 27,502,070 B shares (representing 1.41% of the total number of B shares issued), remain outstanding to be redeemed on 18 July 2007.

Enquiries:

Investor Relations	**Media**
+44 (0) 20 7695 7162	+44 (0) 20 7695 6127
Lynda Ashton	Pip Wood

Notes:

1. Payments in respect of B shares redeemed yesterday have been settled through the CREST system or, for certificated holders, cheques were despatched on 18 January 2007
2. 1,943,173,266 B shares were issued on 19 July 2004.
3. The Company shall be obliged to redeem all B shares remaining in issue on 18 July 2007.

19 January 2007

B share scheme - redemption of B shares

The registrars have notified J Sainsbury plc of the number of B shares redeemed on 18 January 2007.

- 1,849,424 B shares (representing 0.09% of the total number of B shares issued) were redeemed on 18 January 2007.
- 27,502,070 B shares (representing 1.41% of the total number of B shares issued), remain outstanding to be redeemed on 18 July 2007.

Enquiries:

Investor Relations	**Media**
+44 (0) 20 7695 7162	+44 (0) 20 7695 6127
Lynda Ashton	Pip Wood

Notes:

1. Payments in respect of B shares redeemed yesterday have been settled through the CREST system or, for certificated holders, cheques were despatched on 18 January 2007
2. 1,943,173,266 B shares were issued on 19 July 2004.
3. The Company shall be obliged to redeem all B shares remaining in issue on 18 July 2007.

19 January 2007

B share scheme - redemption of B shares

The registrars have notified J Sainsbury plc of the number of B shares redeemed on 18 January 2007.

- 1,849,424 B shares (representing 0.09% of the total number of B shares issued) were redeemed on 18 January 2007.
- 27,502,070 B shares (representing 1.41% of the total number of B shares issued), remain outstanding to be redeemed on 18 July 2007.

Enquiries:

Investor Relations	**Media**
+44 (0) 20 7695 7162	+44 (0) 20 7695 6127
Lynda Ashton	Pip Wood

Notes:

1. Payments in respect of B shares redeemed yesterday have been settled through the CREST system or, for certificated holders, cheques were despatched on 18 January 2007
2. 1,943,173,266 B shares were issued on 19 July 2004.
3. The Company shall be obliged to redeem all B shares remaining in issue on 18 July 2007.

END